Paul D. Chestovich

Direct Dial: (612) 672-8305

Direct Fax: (612) 642-8305

paul.chestovich@maslon.com

August 16, 2016

VIA EDGAR

Ms. Megan Miller

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management,

Disclosure and Review Office

3 World Financial Center

New York, NY 10281

Re:	Mill City Ventures III, Ltd. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2015

Dear Ms. Miller:

Concurrent with this letter we are filing an amendment to the above-referenced Annual Report on Form 10-K, as requested. In particular, this amendment includes updated language in the audit opinion that specifically refers to the confirmation of investments by the Company’s independent registered public accounting firm, an updated schedules of investments (including a schedule of investments as at December 31, 2014), and financial highlights for each year or partial year during which the Company was subject to the Investment Company Act of 1940.

* * * * *

In connection with the filing of the amendment, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305.

Very truly yours,

Paul D. Chestovich

cc: Joseph A. Geraci, II

Douglas M. Polinsky

Daniel Ryweck